Filed by Consolidated Communications Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: FairPoint Communications, Inc.

File No. of Related Registration Statement: 333-215758

FOR IMMEDIATE RELEASE

FairPoint Communications Contact:

Paul Taaffe

(704) 227-3623

ptaaffe@fairpoint.com

Consolidated Communications Contact:

Jennifer Spaude

507-386-3765

jennifer.spaude@consolidated.com

FairPoint Communications Receives $36.7 Million in New NY Broadband Program

Phase 2 Awards

Company Commits $9.3 Million to Expand Broadband Services to Unserved and Underserved Areas in New York

Charlotte, N.C. (March 2, 2017) – FairPoint Communications, Inc. (Nasdaq: FRP), a leading communications provider, announced today that has been awarded $36.7 million in New NY Broadband Program Phase 2 grants. These grants, combined with an estimated $9.3 million in Company investments, will support the extension and upgrading of high-speed broadband service to 10,321 locations in the Company’s New York service territory.

Over the next two-years, FairPoint plans to upgrade existing equipment and extend its fiber reach to provide faster broadband speeds to underserved areas with a priority of reaching unserved locations, libraries and educational opportunity centers with enhanced service.

“We are pleased to receive this grant from the New NY Broadband Program, and we are thrilled with the confidence Governor Cuomo and the members of the New York State Broadband Program Office have shown in FairPoint with these awards,” said Paul H. Sunu, Chief Executive Officer of FairPoint. “We share the Governor’s commitment to expand and enhance broadband services, and we are excited about how this public/private partnership will positively impact the everyday lives of the residents of the state.”

“We are excited to have this opportunity and eager to complete these projects after the closing of our pending acquisition of FairPoint,” commented Bob Udell, President and Chief Executive Officer of Consolidated Communications. “We believe this effort aligns precisely with our strategic priority to enhance and extend fiber networks and to bring high-speed broadband access to communities we serve.”

FairPoint looks forward to providing updates as the Company makes progress on the accepted projects.

About the New NY Broadband Program

Recognizing the importance of broadband infrastructure and building on prior State investments in broadband deployment, Governor Andrew M. Cuomo in 2015, with legislative support, established the $500 million New NY Broadband Program. The Program provides New York State grant funding to support projects that deliver high-speed Internet access to Unserved and Underserved areas of the State, with priority to Unserved areas, Libraries, and Educational Opportunity Centers. The Program is the largest and most ambitious state investment in broadband in the nation, with a goal of achieving statewide broadband access in New York by the end of 2018.

About FairPoint Communications, Inc.

FairPoint Communications, Inc. (Nasdaq: FRP) provides advanced data, voice and video technologies to single and multi-site businesses, public and private institutions, consumers, wireless companies and wholesale re-sellers in 17 states. Leveraging an owned, fiber-based Ethernet network — with more than 22,000 route miles of fiber, including approximately 18,000 route miles of fiber in northern New England — FairPoint has the network coverage, scalable bandwidth and transport capacity to support enhanced applications, including the next generation of mobile and cloud-based communications, such as small cell wireless backhaul technology, voice over IP, data center colocation services, managed services and disaster recovery. For more information, visit www.FairPoint.com.

About Consolidated Communications

Consolidated Communications (Nasdaq: CNSL) provides business and broadband communications services across its 11-state service area to carrier, commercial and consumer customers. For more than a century, the Company has consistently provided innovative, reliable, high-quality products and services. The Company offers a wide range of communications solutions including: High-Speed Internet, Data, Digital TV, Phone, managed and cloud services and wireless backhaul over an extensive fiber optic network.

Safe Harbor

The Securities and Exchange Commission (the “SEC”) encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. Certain statements in this communication are forward-looking statements and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. These forward-looking statements reflect, among other things, current expectations, plans, strategies, and anticipated financial results of Consolidated Communications Holdings, Inc. (“Consolidated”) and FairPoint Communications, Inc. (“FairPoint”), both separately and as a combined entity. There are a number of risks, uncertainties, and conditions that may cause the actual results of Consolidated and FairPoint, both separately and as a combined entity, to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include the timing and ability to complete the proposed acquisition of FairPoint by Consolidated, the expected benefits of the integration of the two companies and successful integration of FairPoint’s operations with those of Consolidated and realization of the synergies from the integration, as well as a number of factors related to the respective businesses of Consolidated and FairPoint, including economic and financial market conditions generally and economic conditions in Consolidated’s and FairPoint’s service areas; various risks to stockholders of not receiving dividends and risks to Consolidated’s ability to pursue growth opportunities if Consolidated continues to pay dividends according to the current dividend policy; various risks to the price and volatility of Consolidated’s common stock; changes in the valuation of pension plan assets; the substantial amount of debt and Consolidated’s ability to repay or refinance it or incur additional debt in the future; Consolidated’s need for a significant amount of cash to service and repay the debt and to pay dividends on its common stock; restrictions contained in Consolidated’s debt agreements that limit the discretion of management in operating the business; legal or regulatory proceedings or other matters that impact the timing or ability to complete the acquisition as contemplated, regulatory changes, including changes to subsidies, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with Consolidated’s possible pursuit of acquisitions; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of Consolidated’s and FairPoint’s network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes in the telecommunications industry; liability and compliance costs regarding environmental regulations; the possibility of disruption from the integration of the two companies making it more difficult to maintain business and operational relationships; the possibility that the acquisition is not consummated, including, but not limited to, due to the failure to satisfy the closing conditions; the possibility that the merger or the acquisition may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and diversion of management’s attention from ongoing business operations and opportunities. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements are discussed in more detail in the joint proxy statement of Consolidated and FairPoint, which also constitutes a prospectus of Consolidated, filed by Consolidated with the SEC pursuant to Rule 424(b)(3) on February 24, 2017 (the “Joint Proxy Statement/Prospectus”) and in Consolidated’s and FairPoint’s respective filings with the SEC, including the Annual Report on Form 10-K of Consolidated for the year ended December 31, 2016, which was filed with the SEC on March 1, 2017, under the heading “Item 1A-Risk Factors,” and the Annual Report on Form 10-K of FairPoint for the year ended December 31, 2015, which was filed with the SEC on March 2, 2016, under the heading “Item 1A-Risk Factors,” and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by each of Consolidated and FairPoint. Many of these circumstances are beyond the ability of Consolidated and FairPoint to control or predict. Moreover, forward-looking statements necessarily involve assumptions on the part of Consolidated and FairPoint. These forward-looking statements generally are identified by the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “intend,” “plan,” “should,” “may,” “will,” “would,” “will be,” “will continue” or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Consolidated and FairPoint, and their respective subsidiaries, both separately and as a combined entity to be different from those expressed or implied in the forward-looking statements. All forward-looking statements attributable to us or persons acting on the respective behalf of Consolidated or FairPoint are expressly qualified in their entirety by the cautionary statements that appear throughout this communication. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, each of Consolidated and FairPoint disclaim any intention or obligation to update or revise publicly any forward-looking statements. You should not place undue reliance on forward-looking statements.

Important Merger Information and Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Consolidated and FairPoint have and will file relevant materials with the SEC. Consolidated and FairPoint have mailed the Joint Proxy Statement/Prospectus to their respective stockholders. Investors are urged to read the Joint Proxy Statement/Prospectus regarding the proposed transaction because it contains important information. The Joint Proxy Statement/Prospectus and other relevant documents that have been or will be filed by Consolidated and FairPoint with the SEC are or will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Consolidated Communications Holdings, Inc., 121 South 17th Street, Mattoon, IL 61938, Attention: Investor Relations or to FairPoint Communications, Inc., 521 East Morehead Street, Suite 500, Charlotte, North Carolina 28202, Attention: Secretary.

Consolidated, FairPoint and certain of their respective directors, executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Consolidated is set forth in its definitive proxy statement, which was filed with the SEC on March 28, 2016. Information about the directors and executive officers of FairPoint is set forth in its definitive proxy statement, which was filed with the SEC on March 25, 2016, and in the Joint Proxy Statement/Prospectus. These documents can be obtained free of charge from the sources listed above. Investors may obtain additional information regarding the interests of such participants by reading the Joint Proxy Statement/Prospectus.